600 Travis, Suite 4200
Houston, Texas 77002
713.220.4200 Phone
713.220.4285 Fax
andrewskurth.com

Henry Havre
(713) 220-4368 Direct
(713) 238-7279 Fax
henryhavre@andrewskurth.com

July 10, 2014

BY EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:                              NGL Energy Partners LP and NGL Energy Finance Corp.
Registration Statement on Form S-4.

Ladies and Gentlemen:

On behalf of NGL Energy Partners LP and NGL Energy Finance Corp. (the “Issuers”), we transmit herewith for filing in accordance with the Securities Act of 1933, as amended, the Issuers’ Registration Statement on Form S-4 (the “Registration Statement”).

The securities covered by the Registration Statement will be issued in exchange offers to be conducted by the Issuers.  Attached is a letter from the Issuers indicating their reliance on the no-action letters issued to Exxon Capital Holdings Corporation (publicly available May 13, 1988), Morgan Stanley & Co. Incorporated (publicly available June 5, 1991) and Shearman & Sterling (publicly available July 2, 1993).

Please address any comments or questions regarding this filing to Henry Havre (713-220-4368) at Andrews Kurth LLP.

Very truly yours,

/s/ Henry Havre

Henry Havre

Enclosure

NGL Energy Partners LP
NGL Energy Finance Corp.
6120 South Yale Avenue, Suite 805
Tulsa, OK 74136

July 10, 2014

BY EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:  NGL Energy Partners LP and NGL Energy Finance Corp. Exchange Offers.

Ladies and Gentlemen:

In connection with the offer (the “2021 Notes Exchange Offer”) being made by NGL Energy Partners LP and NGL Energy Finance Corp. (together, the “Issuers”) to issue registered 6.875% Senior Notes due 2021 (the “New 2021 Notes”) in exchange for their outstanding 6.875% Senior Notes due 2021 (the “Old 2021 Notes”), and the Issuers’ offer (the “2019 Notes Exchange Offer”) to issue registered 5.125% Senior Notes due 2019 (the “New 2019 Notes” and together with the New 2021 Notes, the “New Notes”) in exchange for their outstanding 5.125% Senior Notes due 2019 (the “Old 2019 Notes” and together with the Old 2021 Notes, the “Old Notes”), in each case, pursuant to the applicable prospectus contained in the Issuers’ Registration Statement on Form S-4 filed today with the Securities and Exchange Commission (the “SEC”) and the related letter of transmittal, this letter confirms the following:

(1)                                 The Issuers are registering each of the 2021 Notes Exchange Offer and the 2019 Notes Exchange Offer (collectively, the “Exchange Offers”) in reliance upon the position of the Staff of the SEC set forth in the no-action letters issued to:  (i) Exxon Capital Holdings Corporation (available May 13, 1988); (ii) Morgan Stanley & Co. Incorporated (available June 5, 1991) and (iii) Shearman & Sterling (available July 2, 1993) (collectively, the “No-Action Letters”).

(2)                                 The Issuers have not entered into any arrangement or understanding with any person to distribute any of the New Notes to be issued pursuant to the Exchange Offers in exchange for Old Notes, and, to the best of the Issuers’ information and belief, each person participating in each of the Exchange Offers is acquiring New Notes in the ordinary course of its business, is not participating in, and has no arrangement or understanding with any person to participate in, the distribution of any New Notes to be received in either of the Exchange Offers, is not an “affiliate” of the Issuers within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), and did not purchase any Old Notes to be exchanged for New Notes directly from the Issuers to resell pursuant to Rule 144A under the Securities Act or another exemption under the Securities Act.  In addition, to the best of the Issuers’ information and belief, each person participating in either of the Exchange Offers who is not a broker-dealer is not engaged in and does not intend to engage in a distribution of any New Notes.  In this regard, the Issuers will make each person participating in either of the Exchange Offers aware that if such person is participating in such Exchange Offer with the intention of participating in any manner in a distribution of any New Notes, such person (i) could not rely on the Staff position set forth in the No-Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.  The Issuers acknowledge that such a secondary resale for the purpose of distributing New Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

(3)                                 A broker-dealer may participate in an Exchange Offer with respect to Old Notes acquired for its own account as a result of market-making or other trading activities, provided that the broker-dealer has not entered into any arrangement or understanding with the Issuers or an affiliate of the Issuers to distribute New Notes, and the Issuers (i) will make each person participating in an Exchange Offer aware (through the Prospectus for such Exchange Offer) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making or other trading activities, and who receives New Notes in exchange for such Old Notes, pursuant to such Exchange Offer, must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such New Notes and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in such Exchange Offer a provision stating that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes.  However, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

(4)                                 The transmittal letters to be executed by the exchange offeree in order to participate in either of the Exchange Offer include a representation to the effect that by accepting such Exchange Offer, the exchange offeree represents that it is not engaged in, and does not intend to engage in, a distribution of New Notes issued in such Exchange Offer.

Sincerely,

NGL ENERGY PARTNERS LP

By:	NGL Energy Holdings LLC,
its general partner

By:	/s/ H. Michael Krimbill
Name:	H. Michael Krimbill
Title:	Chief Executive Officer

NGL ENERGY FINANCE CORP.

By:	/s/ H. Michael Krimbill
Name:	H. Michael Krimbill
Title:	President and Chief Executive Officer